1-31-02




02005183

[ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
[WASHINGTON, D].C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JAN 29 2002

SEC FILE NUMBER
8- 9925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 9/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richard J. Altobelli & Co. (DBA)
ALTOBELLI RICHARD JOSEPH

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Lake Shore Drive
(No. and Street)

Ashburnham (City) Massachusetts (State) 01430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Altobelli (978) 827-4632
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown & Brown, LLP
(Name — *if individual, state last, first, middle name*)

90 Canal Street Boston, Massachusetts 02210
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 04 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Richard J. Altobelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richard J. Altobelli & Co., as of September 30, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Sole Proprietorship

Title

Notary Public

Sept 9, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of ~~Financial Condition~~. Cash Flows
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To Richard J. Altobelli & Company, Sole Proprietor
Boston, Massachusetts

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying statement of financial condition of Richard J. Altobelli & Company (a sole proprietorship) as of September 30, 2001, and the related statements of income, changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richard J. Altobelli & Company as of September 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules on pages 14-16 are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
November 21, 2001



Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

RICHARD J. ALTOBELLI & COMPANY
Statement of Financial Condition
September 30, 2001

Assets	
Current assets:	
Cash and cash equivalents	$ 2,888
Receivable from clearance account	533
Investment securities	10,000
Interest receivable	7,032
Total assets	$ 20,453
Liabilities and Ownership Equity	
Current liabilities:	
Accounts payable	$ 707
Total liabilities	707
Sole proprietorship	19,746
Total ownership equity	19,746
Total liabilities and ownership equity	$ 20,453

The accompanying notes are an integral part of these financial statements.

RICHARD J. ALTOBELLI & COMPANY
Statement of Income and Ownership Equity
Year ended September 30, 2001

Income:	
Commissions	$ 4,966
Revenues from sale of investment company shares	1,211
Total income	6,177
Operating expenses	6,435
Loss from operations	(258)
Other income (expense):	
Interest income	984
Total other income	984
Net income	726
Ownership equity, beginning of year	19,020
Ownership equity, end of year	$ 19,746

The accompanying notes are an integral part of these financial statements.

RICHARD J. ALTOBELLI & COMPANY
Statement of Cash Flows
Year ended September 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 726
Adjustments to reconcile net income to net cash flows used in operating activities	
(Increase) decrease in asset accounts affecting cash from operations	
Receivables	(902)
Increase (decrease) in liability accounts affecting cash from operations	
Accounts payable	157
Net cash flows used in operating activities	(19)
Net decrease in cash	(19)
Cash, beginning of year	2,907
Cash, end of year	$ 2,888
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

RICHARD J. ALTOBELLI & COMPANY
Statement of Changes in Ownership Equity
Year ended September 30, 2001

	Ownership Equity
Balance, September 30, 2000	$ 19,020
Net income for the year ended September 30, 2001	726
Balance, September 30, 2001	$ 19,746

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations

Richard J. Altobelli & Company, (the Proprietorship) engages in securities brokerage activities on a fully disclosed basis. Customer money and security balances are reflected on the books of the Proprietorship's correspondent broker and not on the books of the Proprietor.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions
Securities transactions and related commission income and expenses are recorded on a settlement date basis. Generally Accepted Accounting Principles accepted in the United States, require trade date basis. Income and related expense as a result of a settlement date to trade date conversion are immaterial to the financial statements.

Securities are classified as trading securities in accordance with Statement of Financial Accounting Position 115.

Securities owned are valued at market. Realized and unrealized gains and losses are reflected in income on a trade date basis.

Unsettled principal transactions represent trades executed but unsettled at fiscal year end.

Income Taxes
There is no provision for income taxes as the respondent is a sole proprietor and any taxes due are the responsibility of the individual.

Fair Values of Financial Instruments
Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments," requires disclosure for the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts present in the Statement of Financial Condition.

Note 3 – Business Concentrations

The majority of current Proprietorship's customers are located in the northeast region of the United States, specifically in Massachusetts. No single customer accounted for more than 10% of the Proprietorship's revenue for the period ended September 30, 2001.

Note 4 – Capital Requirements

Pursuant to the rules of the Securities and Exchange Commission, the Company is required to maintain minimum net capital of $5,000. At September 30, 2001, net capital, computed in accordance with the rules of the Commission amounted to $19,116 and net capital in excess of the minimum was $14,116.

Note 5 – Form X-17A-5

A copy of the Company's most recent annual audit report (September 30, 2001) is available for examination at the principal office of the Company and at the regional office of the Securities and Exchange Commission.

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Board of Directors
Richard J. Altobelli & Company
Boston, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Richard J. Altobelli & Company for the year ended September 30, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Richard J. Altobelli & Company that we consider relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Proprietorship: (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 because the Proprietorship does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Proprietorship is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Proprietorship's practices and procedures were adequate at September 30, 2001, to meet the Commission's objectives. In addition, the Proprietorship was in compliance with the exemptive provisions of Rule 15c3-3 at September 30, 2001, and further, no facts came to our attention indicating that the Proprietorship was not in compliance with such conditions during the year ended September 30, 2001.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boston, Massachusetts
November 21, 2001

Brown & Brown, LLP

RICHARD J. ALTOBELLI & COMPANY
Computation of Net Capital Pursuant to SEC Rule 15c3-1
September 30, 2001

Total ownership's equity	$ 19,746
Unallowable assets:	
Security haircuts	630
Total unallowable assets	630
Net capital	19,116
Minimum dollar net capital requirement	5,000
Excess net capital	$ 14,116
Aggregate indebtedness	$ 0
Percentage of aggregate indebtedness to net capital	0%

The accompanying notes are an integral part of these financial statements.

RICHARD J. ALTOBELLI & COMPANY
Computation of Reserve Requirement
Pursuant to SEC Rule 15c3-3
September 30, 2001

Richard J. Altobelli & Company is exempt from the reserve requirements pursuant to rule 15c3-3 under paragraph (k) (2) (ii).

The accompanying notes are an integral part of these financial statements

RICHARD J. ALTOBELLI & COMPANY
Reconciliation of Unaudited Computation of
Net Capital to Audited Computation of Net Capital
September 30, 2001

Unaudited net capital at December 31, 2000	$	19,219
Net audit adjustments affecting net capital:		527
Adjustment to security haircuts:		(630)
Audited net capital at December 31, 2000	$	19,116

The accompanying notes are an integral part of these financial statements

RICHARD J. ALTOBELLI & COMPANY

Financial Statements

Year ended September 30, 2001

Table of Contents

RICHARD J. ALTOBELLI & COMPANY

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2001